# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hyperliquid Strategies Inc, CIK 0002078856
CUSIP: 44916Y106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 477 Madison Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002098404

## Reporting persons
- Rorschach Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,761,860; shared voting power 0; sole dispositive power 7,761,860; shared dispositive power 0; aggregate amount beneficially owned 7,761,860 (3.87% of the class)
  Comment: The Reporting Person is a Delaware limited liability company. With respect to row 11, the percentage is calculated based on 200,563,860 shares of common stock of the Issuer issued and outstanding as of July 15, 2026, as reported by the Issuer in its amendment to registration statement on Form S-1 filed on July 21, 2026. This Amendment No. 1 constitutes an exit filing as the Reporting Person has, on August 4, 2026, distributed to its members the Advisor Warrants previously reported as being owned by it, and has ceased to be the beneficial owner of more than 5% of the Issuer's total shares outstanding.

## Item 1. Issuer
Name of issuer: Hyperliquid Strategies Inc
Address of issuer's principal executive offices: 477 Madison Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Rorschach Advisors LLC
Address of principal business office or, if none, residence: 477 Madison Avenue, 22nd Floor, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,761,860
Percent of class: 3,87%
Sole power to vote or to direct the vote: 7,761,860
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,761,860
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rorschach Advisors LLC: /s/ David Ira Schamis, Manager (08/06/2026)